UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Enclosure: A press release dated December 20, 2023, announcing the appointment of Mustafa Demirhan as Executive Vice President of Information and Communication Technologies.

Istanbul, December 20, 2023

Announcement Regarding the Change in Management and Organization

Mustafa Demirhan has been appointed to the position of Executive Vice President of Information and Communication Technologies in lieu of the existing Executive Vice President.

For the purpose of providing agility and simplicity within the organization, the positions of Human Resources Executive Vice Presidency and Supply Chain Executive Vice Presidency have been abolished, People and Business Support Executive Vice Presidency has been established, and Erkan Durdu has been appointed to this position.

Mustafa Demirhan completed his undergraduate studies in the Electrical and Electronics Engineering department of Bilkent University with a full scholarship in 2001, and received his master's degree in the Electrical and Electronics Engineering department of Rutgers University in 2003. Mustafa Demirhan, who started his professional career as a research and development engineer at Intel in 2003, developed 14 patents until 2007. In 2007, he started working on smartphone software at Microsoft. Later, he took on the manager role in projects such as Microsoft 365, Microsoft's first successful cloud computing product, and subsequently, Microsoft Azure. He served as a manager in open-source cloud computing projects at Google in 2018, and returned to Microsoft in 2021 to manage critical projects in the field of cyber security.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: December 20, 2023	By:	/s/ Beren Erdem Hamaratgil
Name: Beren Erdem Hamaratgil Title: Investor Relations Associate Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: December 20, 2023	By:	/s/ Kamil Kalyon
Name: Kamil Kalyon Title: Chief Financial Officer